SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________.

Commission file number 1-4982

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PARKER RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PARKER-HANNIFIN CORPORATION

6035 PARKLAND BOULEVARD

CLEVELAND, OHIO 44124-4141

PARKER RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Board of Directors

Parker-Hannifin Corporation

Parker Retirement Savings Plan

Cleveland, Ohio

We have audited the statements of net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cleveland, Ohio

June 18, 2009

McGladrey & Pullen, LLP is a member firm of RSM International

— an affiliation of separate and independent legal entities.

PARKER RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 2008 AND 2007

(Dollars in Thousands)

	2008	2007
ASSETS
Plan interest in Parker Master Savings Plan Trust at fair value (Notes 1, 2, 5 & 7)	$1,439,242	$1,911,097
Participant loans	71,502	66,483
Investment in Company Stock	484,382	892,386
Employer contribution receivable (Note 13)	13,537	10,826

Total assets	2,008,663	2,880,792

LIABILITIES
Notes payable (Note 4)	—	12,582

Total liabilities	—	12,582

Net Assets Available For Benefits At Fair Value	2,008,663	2,868,210
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	18,020	(198)

Net Assets Available for Benefits	$2,026,683	$2,868,012

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Dollars in Thousands)

	2008	2007
ADDITIONS
Plan interest in Parker Master Savings Plan Trust
Investment income	$—	$200,761
Company Stock
Dividend and interest income	10,709	9,936
Net appreciation (Notes 1 & 6)	—	300,963
Participants’ contributions (Notes 1 & 2)	119,518	118,964
Employer contributions (Notes 1 & 2)	55,440	50,444

Total additions	185,667	681,068

DEDUCTIONS
Plan interest in Parker Master Savings Plan Trust
Investment loss	505,864	—
Company Stock
Net depreciation (Notes 1 & 6)	370,379	—
Distributions to participants	168,084	226,707
Interest expense	230	1,022
Trustee fees and expenses	1,402	1,408

Total deductions	1,045,959	229,137

Net (decrease) / increase before transfers	(860,292)	451,931
Transfers from other plans (Note 12)	18,963	8,348

Net (decrease) / increase	(841,329)	460,279
Net Assets Available for Benefits – Beginning of year	2,868,012	2,407,733

Net Assets Available for Benefits – End of year	$2,026,683	$2,868,012

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation

The Parker Retirement Savings Plan’s (the “Plan”) interest in the Parker Master Savings Plan Trust (the Master Trust) is based on the beginning of the year value of the Plan’s interest plus allocated investment income less actual distributions and administrative expenses. The investments in Parker-Hannifin Corporation (the Company) common shares and the underlying investments in the Master Trust are valued at quoted market prices or net asset values of shares at the reported trade price on the last business day of the period. The Plan presents in the Statements of Changes in Net Assets Available for Benefits dividend and interest income and the net depreciation or appreciation in the fair value of its investments which consists of the realized gains and losses from the sale of investments and the unrealized appreciation and depreciation on investments held by the Plan and Master Trust.

Risks and Uncertainties

Management believes that the Plan’s investments are well diversified and do not create a significant concentration of interest rate, market or credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. Participants assume all risk in connection with any decrease in the market price of any securities in all the Funds. Although the annual rates of return with respect to the contracts held in the Contract Income Fund are guaranteed by major insurance companies and banks, the Company does not make any representations as to the financial capability of such companies or their ability to make payments under the contracts.

The credit and liquidity crisis in the United States and throughout the global financial system has resulted in substantial volatility in financial markets and the banking system. These and other economic events have had a significant adverse impact on investment portfolios. As a result, the Plan’s interest in the Master Trust and Investment in Company Stock may have experienced a decline in fair value since December 31, 2008.

Other

Purchases and sales of securities are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.

Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, as well as investment advisory fees, are charged to the funds to which they relate and are netted against interest income. Certain costs and expenses incurred in administering the Plan are paid out of the Plan’s assets and the Company pays the remainder.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The financial statements of the Plan are prepared using the accrual method of accounting.

Benefit distributions are recorded when paid.

Certain prior period amounts have been reclassified to conform to the current year presentation.

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

2.	DESCRIPTION OF THE PLAN

General

The following description of the Plan provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan which is available to all U.S. domestic regular full-time and part-time non-union employees, and some union employees (if negotiated). Employees are automatically enrolled in the Plan the first day of the month following the date of hire. The Plan is subject to Sections 401(a) and 401(k) of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions and Transfers

Participants may make contributions on a before-tax and/or after-tax basis. Contributions from employees and the Company are recorded in the period that payroll deductions are made from Plan participants. Contributions are subject to certain limitations.

Company matching contributions are invested solely in a non-participant directed Employee Stock Ownership Plan (the ESOP Fund), which holds primarily Company stock (see Note 6).

Participants may elect to contribute, through payroll deductions, not less than 1% nor more than 75% of their total compensation for a Plan year and may change such percentage upon request. Participants may suspend their contributions at any time and may designate one or more of several available funds within the Master Trust in which their contributions are to be invested. Investment elections may be changed at any time. Available funds are:

(a)	Parker-Hannifin Common Stock Fund (Company Stock Fund) – Invested primarily in common shares of the Company purchased on the open market. A participant’s contribution is limited to 50% of the total amount invested.

(b)	Vanguard Institutional Index Fund – Invested in stocks which comprise the S&P 500 Index.

(c)	Vanguard Extended Market Index Fund – Invested primarily in a large sampling of stocks that match certain characteristics of the Wilshire 4500 Corporation index.

(d)	Vanguard Institutional Developed Markets Index Fund – Invested in two Vanguard Funds – the European Stock Index Fund and the Pacific Stock Index Fund – which seek to track the performance of the MSCI EAFE Index.

(e)	Vanguard Total Bond Market Index Fund – Invested primarily in bonds and securities and attempts to track the performance of the Lehman Brothers Aggregate Bond Index (Fund available to participants effective July 1, 2008).

(f)	Contract Income Fund – Invested primarily in high-quality fixed income investments such as contracts issued by insurance companies and banks which provide a return guaranteed by the issuer, and debt securities such as notes and bonds issued by Federal agencies or mortgage backed securities, with each of these investments typically providing a stable rate of return for a specific period of time. Refer to Note 7 for a further description of this fund.

(h)	PIMCO Total Return Portfolio – Invested primarily in securities which have a fixed rate of return such as U.S. government and corporate debt securities, mortgage and other asset-backed securities, U.S. dollar and foreign currency-denominated securities of foreign issuers, and money market instruments. Prior to July 1, 2008, this investment election was referred to as the PIMCO Total Return Fund.

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

2.	DESCRIPTION OF THE PLAN (cont’d)

(i)	Victory EB Diversified Stock Fund – Invested primarily in a portfolio of common stocks of large publicly held companies and securities convertible into common stock.

(j)	AIM Mid Cap Core Equity Fund – Invested primarily in equity securities, including convertible securities, of mid-capitalization companies.

(k)	Sentinel Small Company Fund – Invested primarily in common stocks issued by small and medium-sized companies.

(l)	Dodge and Cox International Stock Fund – Invested primarily in equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets.

(m)	Fidelity Freedom Funds – Twelve mutual funds designed to help participants diversify their assets based on their life cycle. The Freedom Funds are invested in equities, fixed income and money markets based on the participant’s targeted retirement date.

(n)	Fidelity U.S. Bond Index Fund – Invested primarily in bonds included in the Lehman Brothers Aggregate Bond Index. (This fund was closed effective July 1, 2008; all investments were transferred to the Vanguard Total Bond Market Index Fund).

Parker-Hannifin Corporation Contributions

The Company contributes an amount equal to 100% of the first 3% of the before-tax contributions and, an amount equal to 50% of the 4th percent and 5th percent of the contribution. The Company may also match after-tax contributions, but matches only 25% of the 4th percent and 5th percent of after-tax contributions. Company contributions match the before-tax contributions prior to the after-tax contributions. Participants may diversify their shares of stock in the ESOP Fund at any time to any of the investment funds available within the Plan.

Participant Loans

The Plan has a loan provision which allows an active participant to borrow a minimum of five hundred dollars and up to the lesser of a) 50% of their account balance or b) fifty thousand dollars less the largest outstanding loan balance he/she had in the last 12 months. The loan must be repaid, with interest equal to the prime rate at the time the loan is entered into plus 1%, over a period from 1 year to 4 1/2 years for a general purpose loan and up to ten years for a residential loan. Participant loans are valued at their outstanding balances, which approximates fair value.

Participant Accounts

The Plan utilizes the unit value method for allocating Plan earnings for all funds. Unit values are determined on a daily basis and exclude contributions receivable and benefits payable.

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

3.	VESTING, WITHDRAWALS AND DISTRIBUTIONS

Participants are fully vested at all times, except for the retirement income account portion. In general, a participant’s account is only paid out after termination of employment, but under certain circumstances, a participant may withdraw in cash a portion of his/her before-tax and/or after-tax contributions, subject to certain limitations and restrictions.

After a participant terminates employment for any reason, all amounts are distributable to the participant or if the participant is deceased, to the participant’s designated beneficiary. The distribution may be deferred until the age of 70 1/2 if the participant’s interest exceeds five thousand dollars. Distribution is in cash either in a single payment, quarterly installments, or by purchase of an annuity, except that amounts held in the Company Stock Fund and ESOP Fund may be distributed in the form of common shares or cash, as the participant elects. The Plan provides that mandatory or involuntary lump-sum distributions in an amount in excess of one thousand dollars but less than five thousand dollars, shall only be made in the form of an automatic rollover IRA. Dividends received by the ESOP Fund with respect to allocated Company shares are either paid to the participants at the end of each Plan year or reinvested, at the participants’ election.

4.	NOTES PAYABLE

Notes payable at December 31, 2008 and 2007 consisted of the following:

	2008	2007
Amortizing Notes, 6.34% due 2008	—	$12,582

The 6.34% Amortizing Notes were guaranteed by the Company and paid principal and interest semi-annually through July 15, 2008. The ESOP Fund used Company contributions and cash dividends received on unallocated shares to repay the loan plus interest. In July 2008, the Amortizing Notes were paid in full, as a result, all shares have been allocated at December 31, 2008.

The shares purchased with the proceeds from these borrowings were held in suspense in the ESOP Fund and released and allocated to participants’ accounts periodically in full or partial satisfaction of the Company’s matching contribution obligations.

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

5.	INVESTMENTS

The investments of the Plan, except for the Company common stock held in the ESOP Fund (see Note 6), are held in a Master Trust with Fidelity Management Trust Company. The Master Trust was established for the investment of assets of the Plan and other Company sponsored retirement plans. The Plan’s interest in the net assets of the Master Trust is allocated based upon the respective participant balances within each fund for each plan. The Plan’s interest in the Master Trust’s investment income is not proportionate to its interest in the net assets due to the ability of participants to select investment options within the Master Trust. At December 31, 2008 and 2007, the Plan’s interest in the net assets of the Master Trust was approximately 99.5% and 99.3%, respectively. Administrative expenses are specifically allocated to the Plan.

The following represents the fair value of investments in the Master Trust at December 31, 2008 and 2007 (investments which exceed 5% of the Master Trust’s net assets in 2008 or 2007 are separately identified):

	2008	2007
Cash and cash equivalents	$68	$24
Mutual funds:
PIMCO Total Return Fund	—	108,641
Vanguard Institutional Index Fund	103,291	173,829
Dodge and Cox International Stock Fund	72,872	152,425
Sentinel Small Company Fund	84,538	136,605
Others	297,529	396,677
Common / collective funds:
Victory EB Diversified Stock Fund	192,915	330,507
PIMCO Total Return Portfolio	115,738	—
Company common shares	172,757	246,826
Contract Income Fund	406,957	377,658
Participant loans	72,046	67,311

Total investments at fair value	$1,518,711	$1,990,503
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	18,092	(198)

Total investments	$1,536,803	$1,990,305

The following table presents the investment (loss) income for the Master Trust for the years ended December 31, 2008 and 2007:

	2008	2007
Net (depreciation) / appreciation in fair value of investments:
Company common shares	$(110,596)	$77,901
Common / collective funds	(117,878)	33,852
Mutual funds	(332,616)	17,760

	$(561,090)	$129,513

Investment Income:
Interest and dividends	52,692	72,319

	$(508,398)	$201,832

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

6.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets, which includes notes payable as reported on the Statements of Net Assets Available for Benefits, and the significant components of the changes in net assets relating to the non-participant directed investments at December 31 is as follows:

	2008	2007
Net Assets:
ESOP Fund – Allocated	$484,382	$861,576
ESOP Fund – Unallocated	—	18,228

	$484,382	$879,804

	Year ended December 31, 2008		Year ended December 31, 2007
	ESOP Fund Allocated	ESOP Fund Unallocated	ESOP Fund Allocated	ESOP Fund Unallocated
Changes in Net Assets:
Contributions	$38,552	$3,256	$36,037	$3,135
Transfers (to) other plan funds	(42,755)	—	(80,030)	—
Interest income	292	1	542	6
Dividend income	10,315	101	8,955	433
Net (depreciation) appreciation	(349,023)	(21,356)	302,947	(1,984)
Benefits paid to participants	(34,575)	—	(45,121)	—
Interest expense	—	(230)	—	(1,022)

	$(377,194)	$(18,228)	$223,330	$568

7.	CONTRACT INCOME FUND

The Contract Income Fund holds guaranteed investment contracts (GICs). Financial Accounting Standards Board Staff Position’s FSP AAG INV-1 and 94-4-1 (FSP) requires that fair value be based upon the standard discounted cash flow methodology as referred to in Statement of Financial Accounting Standards No. 107 for traditional and separate account GICs and be based upon market value for fixed maturity and constant duration synthetic GICs. All contracts are fully benefit-responsive.

As required by the FSP, the Statements of Net Assets Available for Benefits presents the Plan’s investments at fair value within the Master Trust as well as the adjustment of the Contract Income Fund investments from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

	2008	2007
Average yield based on actual earnings	4.66%	4.82%
Average yield based on interest rate credited to participants	4.72%	4.86%

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

7.	CONTRACT INCOME FUND (cont’d)

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Withdrawals and transfers resulting from certain events, including employer initiated events and changes in the qualification of the Plan may limit the ability of the fund to transact at book or contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan administrator does not believe that the occurrence of any event which would limit the Plan’s ability to transact at book or contract value is probable.

8.	FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. SFAS 157 establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows:

Level 1 –	Quoted prices for identical assets in active markets.

Level 2 –	Quoted prices for similar assets in active markets; quoted prices for identical or similar assets in markets that are not active; and model-derived valuations whose inputs are observable or whose significant assumptions are observable principally from or corroborated by observable market data through correlation.

Level 3 –	Significant inputs to the valuation model are unobservable.

A financial asset or liability’s classification within the hierarchy is determined based on the lowest input that is significant to the fair value measurement. Inputs used in valuing financial assets are not necessarily indicative of the risk associated with investing in the assets.

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

8.	FAIR VALUE MEASUREMENTS (cont’d)

A summary of the assets that were measured at fair value on a recurring basis at December 31, 2008 follows:

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan interest in Master Trust:
Cash and cash equivalents	$68	$68	$—	$—
Mutual funds	558,230	558,230	—	—
Common/collective funds	308,653	—	308,653	—
Company common shares	172,757	—	172,757	—
Contract income fund	406,957	—	406,957	—
Participant loans	72,046	—	—	72,046
Investment in Company stock	484,382	—	484,382	—

The valuation techniques used to measure the fair values in the table above are as follows:

Cash and cash equivalents: Measured at fair value using quoted market prices.

Mutual funds: Measured at fair value using quoted market prices.

Common/collective funds: Measured at fair value using market observable inputs for similar assets in active markets.

Company common shares: Measured at fair value using market observable inputs for similar assets in active markets.

Contract income fund: Measured at fair value using a model that utilizes market observable inputs including index rates, duration rates, swap rates, and quoted market values from investment managers.

Participant loans: Valued at amortized cost, which approximates fair value.

Investment in Company stock: Measured at fair value using market observable inputs for similar assets in active markets.

The following table shows the changes in fair value of assets measured on a recurring basis using unobservable inputs (Level 3) for the year ended December 31, 2008:

Participant loans
Balance at December 31, 2007	$67,311
Unrealized gain	—
Purchases, sales, issuances, and settlements	4,735

Balance at December 31, 2008	$72,046

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

9.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated December 27, 2005, that the terms of the Plan and related trust comply with applicable sections of the Internal Revenue Code (IRC). Since receiving the determination letter, the Plan has been amended to provide for various administrative changes including adding additional investment funds. The Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable provisions of the IRC.

Contributions matched by the Company and all earnings generally are not taxable until distributed to the participants.

10.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, without further approval by the shareholders, has the right to amend, modify, suspend, or terminate the Plan in its entirety, or as to any subsidiary or operating location. No amendment, modification, suspension, or termination may permit assets held in trust by the Trustee to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated, the Company contributions credited to each affected participant will continue to be fully vested.

11.	PARTY-IN-INTEREST

Certain Plan investments within the Master Trust are investment funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

12.	TRANSFERS TO THE PLAN

During calendar years 2008 and 2007, the net assets of the plans identified below were transferred to the Plan. The value of the individual participant accounts was not changed as a result of the transfer of assets to the Plan. Each participant is eligible to receive the benefits of the Plan as of the date of transfer.

Plan Name	Date of Transfer	Net Assets Transferred
2008 Transfers
Shaw Aero Companies 401(k) Profit Sharing Plan	01/18/2008	$7,944
Vansco Electronics, Inc. 401(k) Plan	08/14/2008	7,423
Titan Industries 401(k) Plan and Trust	08/07/2008	3,369
KV Pneumatic Inc. 401(k) Profit Sharing Plan and Trust	03/14/2008	227

Total transfers during 2008		$18,963

2007 Transfers
Power Components of Midwest, Inc. 401(k) Plan	01/26/2007	$4,382
Rectus/Nycoil 401(k) Profit Sharing Plan	07/31/2007	1,840
Cabett Services, Inc. 401(k) Plan	03/30/2007	1,781
Mitos Technologies 401(k) Plan	10/31/2007	345

Total transfers during 2007		$8,348

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

13.	RETIREMENT INCOME ACCOUNT

Effective April 1, 2004, a Retirement Income Account (RIA), a separate account within the Plan, was established. Most new employees of the Company are automatically enrolled in the RIA in lieu of their participation in a defined benefit plan. Some existing employees had the choice to remain with the current defined benefit plan or to participate in the RIA. Participation in the RIA for existing employees commenced July 1, 2004.

The Company makes a contribution to the participant’s RIA account in January of each year. The amount of the contribution relates to the prior year and is based on a formula taking into account the participant’s age and years of service. Participants do not make contributions to the RIA. A contribution receivable of $13,537 and $10,826, reflecting the contribution earned by participants in 2008 and 2007 but paid in 2009 and 2008, has been recorded at December 31, 2008 and 2007, respectively.

The RIA offers the employee the flexibility to invest the money in any of the investment funds (except the Company Stock Fund) offered by the Plan. After three years of service, employees are vested in their RIA and may withdraw their money after termination of employment. Active participants may not borrow or withdraw funds from their RIA account.

14.	FORM 5500 RECONCILIATION

Net Assets
	2008	2007
Net assets available for benefits per the financial statements	$2,026,683	$2,868,012
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(18,020)	198

Net assets available for benefits per Form 5500	$2,008,663	$2,868,210

Income (Loss)
2008
Total investment (loss) and contributions per the financial statements	$(690,576)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts – current year	(18,020)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts – prior year	(198)

Total income (loss) per Form 5500	$(708,794)

PARKER RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AT DECEMBER 31, 2008

EIN 34-0451060

(Dollars in Thousands)

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
*	ESOP – Allocated	Company Common Stock	$206,161	$484,382
*	Participant Loans	Participant loans–6.0–8.75%	—	71,502

			$206,161	$555,884

*	Denotes party-in-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARKER RETIREMENT SAVINGS PLAN

BY:	Parker-Hannifin Corporation,
Plan Administrator

BY:	/s/ Timothy K. Pistell
Timothy K. Pistell
Executive Vice President-Finance and Administration and Chief Financial Officer
Parker-Hannifin Corporation,
Plan Administrator

June 18, 2009